Filed Pursuant to 424(b)(3)

Registration No. 333-255376

Ares Industrial Real Estate Income Trust Inc.

Distribution Reinvestment Plan

$3,100,000,000 Maximum Offering of Common Stock

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Ares Industrial Real Estate Income Trust Inc. (“AIREIT”) was formed to make investments in income producing real estate assets consisting primarily of institutional-quality bulk distribution, light industrial and last-mile distribution facilities and other industrial properties that are leased to creditworthy corporate customers. We are externally managed by Ares Commercial Real Estate Management LLC, or the “Advisor,” a subsidiary of Ares Management Corporation, or “Ares.” We have elected to be taxed as a real estate investment trust, or “REIT,” for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2017 and we intend to continue to operate in accordance with the requirements for qualification as a REIT.

We have established a distribution reinvestment plan (referred to herein, as amended from time to time, as the “Plan”) designed to provide holders of shares of our common stock or limited partnership interests (“OP Units”) of AIREIT Operating Partnership LP (the “Operating Partnership”), (collectively hereinafter referred to as “Investors”) with the ability to have cash dividends or other distributions otherwise distributed to Investors invested in shares of our common stock through the Plan. (We herein refer to Investors who participate in the Plan as “Participants”). Some of the significant features of the Plan are as follows:

●	We are hereby offering up to $3,100,000,000 in any combination of three classes of shares of our common stock, Class T-R shares, Class D-R shares and Class I-R shares. The share classes have no upfront selling commissions and dealer manager fees when sold pursuant to the Plan, but Class T-R and Class D-R shares are subject to ongoing distribution fees.
●	The per share purchase price will vary and will generally equal our most recently disclosed net asset value (“NAV”) per share, as determined monthly. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share.
●	This is a best efforts offering, which means that Ares Wealth Management Solutions, LLC, or the “Dealer Manager,” the underwriter of this offering and an entity related to the Advisor, will use its best efforts but is not required to sell any specific amount of shares.
●	Our board of directors may amend, suspend or terminate the Plan for any reason by providing 10 days’ notice to Participants.
●	You may participate in the Plan by completing and executing a subscription agreement, an enrollment form or any other appropriate authorization form. Participation in the Plan will begin with the next distribution made after acceptance of the enrollment or other authorization form.
●	You may terminate participation in the Plan at any time, without penalty, by delivering written notice to us at least one business day prior to a distribution date.
●	Distributions invested in shares are still taxable even though they will be reinvested in our shares pursuant to the Plan.

Investing in our common stock involves a high degree of risk. You should carefully consider the specific risks set forth under the caption “Risk Factors” under Item 1A of Part I of our Annual Reports on Form 10-K and in Item 1A of Part II of our Quarterly Reports on Form 10-Q, as the same may be updated from time to time by our filings under the Securities Exchange Act of 1934, as amended (referred to herein as the “Exchange Act”), which are incorporated by reference into this prospectus, before making an investment decision.

The Offering:

.6091
	Per Share(1)	Maximum Offering(1)
Gross offering proceeds	$12.6091	$3,100,000,000
Public offering price, Class T-R shares
Public offering price, Class D-R shares
Public offering price, Class I-R shares
Upfront selling commissions and dealer manager fees(2)	—	—
Proceeds to us	$12.6091	$3,100,000,000
(1)	The price per share presented is based on the transaction price for issuances pursuant to the Plan following the close of business on August 30, 2024, which is equal to the NAV per share as of July 31, 2024. The actual per share offering price will equal the most recently disclosed transaction price, which will generally be equal to the monthly NAV per share. Each month, our NAV per share and transaction price per share will be made available on our toll-free, automated line, (888) 310-9352, and in a Current Report on Form 8-K that will be available at www.sec.gov.
(2)	Subject to Financial Industry Regulatory Authority, Inc., or “FINRA,” limitations on underwriting compensation, we pay our Dealer Manager certain ongoing distribution fees. See “Plan of Distribution.”

Neither the Securities and Exchange Commission (the “Commission”) nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

The date of this prospectus is September 4, 2024.

Suitability standards

The shares of common stock we are offering are suitable only for a person of adequate financial means, who desires a long-term investment and who will not need immediate liquidity from their investment. We do not expect to have a public market for shares of our common stock, which means that it may be difficult for you to sell your shares. On a limited basis, you may be able to have your shares redeemed through our share redemption program, and in the future we may also consider various forms of additional liquidity. You should not buy shares of our common stock if you need to sell them immediately or if you will need to sell them quickly in the future.

In consideration of these factors, we have established suitability standards that require a purchaser of shares of our common stock in this offering to have either:

●	A net worth (excluding the value of an investor’s home, furnishings and automobiles) of at least $250,000; or
●	A gross annual income of at least $70,000 and a net worth (excluding the value of an investor’s home, furnishings and automobiles) of at least $70,000.

Several states have established suitability standards different from those we have outlined above. Shares of our common stock will be sold only to investors in these states who meet the special suitability standards set forth below.

Alabama - In addition to the suitability requirements noted above, this investment will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in this program and its affiliates.

Idaho - A resident of Idaho must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s total investment in us shall not exceed 10% of his or her liquid net worth. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

Iowa - An Iowa investor must have either: (i) a minimum net worth of $300,000 (exclusive of home, auto and furnishings); or (ii) a minimum annual gross income of $70,000 and a net worth of $100,000 (exclusive of home, auto and furnishings). In addition, an investor’s total investment in our shares or any of our affiliates, and the shares of any other non-exchange traded REIT, cannot exceed 10% of the Iowa resident’s liquid net worth. “Liquid net worth” for purposes of this investment shall consist of cash, cash-equivalents and readily marketable securities.

Kansas - In addition to the suitability standards noted above, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in the securities of us and other similar programs to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities, as determined in conformity with U.S. generally accepted accounting principles.

Kentucky - In addition to our suitability requirements, no Kentucky resident shall invest more than 10% of his or her liquid net worth (cash, cash equivalents and readily marketable securities) in our shares or the shares of our affiliates’ non-publicly traded real estate investment trusts.

Maine - In addition to our suitability requirements, the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments may not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is that portion of net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities.

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Massachusetts - In addition to our suitability requirements, Massachusetts investors may not invest more than 10% of their liquid net worth in us and other illiquid direct participation programs. For this purpose, “liquid net worth” is that portion of an investor’s net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities.

Missouri - In addition to our suitability requirements, an investor’s investment in us may not exceed 10% of the investor’s liquid net worth.

Nebraska - In addition to our suitability requirements, Nebraska investors must limit their aggregate investment in this offering and in the securities of other non-publicly traded real estate investment trusts (REITs) to 10% of such investor’s net worth (exclusive of home, home furnishings, and automobiles.) Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), are not subject to the foregoing investment concentration limit.

New Jersey - New Jersey investors must have either, (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of at least $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico - In addition to our suitability requirements, an investor’s investment in us, our affiliates and other public, non-traded real estate programs may not exceed 10% of such investor’s liquid net worth. For this purpose, “liquid net worth” is that portion of net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities.

North Dakota - In addition to our suitability requirements, North Dakota investors must represent that, in addition to the suitability standards stated above, they have a net worth of at least ten times their investment in this offering.

Ohio - In addition to our suitability requirements, an Ohio investor’s investment in us, our affiliates and other non-traded real estate investment programs may not exceed 10% of such investor’s liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oregon - In addition to our suitability requirements, an Oregon investor must have a net worth of at least ten times such investor’s investment in our shares and those of our affiliates.

Pennsylvania - In addition to our suitability requirements, an investor’s investment in us may not exceed 10% of the investor’s net worth (exclusive of home, furnishings and automobiles).

Puerto Rico - In addition to our suitability requirements, Puerto Rico investors may not invest more than 10% of their liquid net worth in us, our affiliates, and in other non-traded REITs. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities.

Tennessee - In addition to our suitability requirements, Tennessee residents’ investment must not exceed ten percent (10%) of their liquid net worth (excluding the value of an investor’s home, furnishings and automobiles).

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Vermont - Accredited investors (within the meaning of Federal securities laws) who are residents of Vermont may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.

In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares of our common stock or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our common stock, our investment objectives and the relative illiquidity of shares of our common stock, shares of our common stock are an appropriate investment for our stockholders.

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Suitability Standardsi

Cautionary Note Regarding Forward-Looking Statements1

Prospectus Summary3

Risk Factors9

Use of Proceeds10

Summary of Our Fifth Amended And Restated Distribution Reinvestment Plan11

Material U.S. Federal Income Tax Considerations17

Limited Liability and Indemnification of Directors, Officers and Others50

Plan of Distribution53

Legal Matters55

Experts 55

Incorporation of Certain Documents by Reference55

Where You Can Find Additional Information56

Appendix A – Fifth Amended and Restated Distribution Reinvestment PlanA-1

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us in connection with this offering or to which we have referred you. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Except where the context suggests otherwise, the terms “we,” “us,” “our,” “the company” and “the Company” refer to Ares Industrial Real Estate Income Trust Inc., together with its subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

Statements included or incorporated by reference in this prospectus that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward looking statements. These statements are only predictions. We caution that forward looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in the forward-looking statements. Forward looking statements are typically identified by the use of terms such as “may,” “will,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included or incorporated by reference herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	Our ability to raise capital and effectively deploy the net proceeds raised in our securities offerings in accordance with our investment strategy and objectives;
●	The failure of properties to perform as we expect;
●	Risks associated with acquisitions, dispositions and development of properties;
●	Our failure to successfully integrate acquired properties and operations;
●	Unexpected delays or increased costs associated with any development projects;
●	The availability of cash flows from operating activities for distributions and capital expenditures;
●	Defaults on or non-renewal of leases by customers, lease renewals at lower than expected rent, or failure to lease properties at all or on favorable rents and terms;
●	Difficulties in economic conditions generally and the real estate, debt, and securities markets specifically, including the impact of inflation, rising interest rates, the conflicts in Ukraine and in the Middle East;
●	Legislative or regulatory changes, including changes to the laws governing the taxation of real estate investment trusts (“REITs”);
●	Our failure to obtain, renew, or extend necessary financing or access the debt or equity markets;
●	Conflicts of interest arising out of our relationships with the Sponsor, the Advisor, and their affiliates;

●	Risks associated with using debt to fund our business activities, including re-financing and interest rate risks;
●	Increases in interest rates, operating costs, or greater than expected capital expenditures;
●	Changes to U.S. generally accepted accounting principles (“GAAP”); and
●	Our ability to continue to qualify as a REIT.

Any of the assumptions underlying forward looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included or incorporated by reference in this prospectus. All forward looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference in this prospectus, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this prospectus will be achieved.

Prospectus Summary

This summary highlights material information about this offering. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus (which includes any accompanying prospectus supplements) carefully before making a decision to participate in the Plan. You should also review the section of this prospectus titled “Incorporation of Certain Documents by Reference.”

Ares Industrial Real Estate Income Trust Inc.

We were formed as a Maryland corporation to make investments in income-producing real estate assets consisting primarily of institutional-quality bulk distribution, light industrial and last-mile distribution facilities and other industrial properties that are leased to creditworthy corporate customers. Creditworthiness does not necessarily mean that our customers will be investment grade, and, in fact, it is anticipated that much of our portfolio will be comprised of non-rated and non-investment grade customers.

As of December 31, 2023, we directly owned and managed a real estate portfolio that included 256 industrial buildings totaling approximately 54.0 million square feet located in 29 markets throughout the U.S., with 429 customers, and was 93.5% occupied (93.9% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. During the year ended December 31, 2023, we transacted over 8.9 million square feet of new and renewal leases, and rent growth on comparable leases averaged 55.3%, calculated using cash basis rental rates (60.3% when calculated using GAAP basis rental rates). Industrial market fundamentals remain favorable and we continue to evaluate acquisition opportunities within the industrial market to effectively execute our business strategy. During the year ended December 31, 2023, we acquired four industrial buildings for an aggregate purchase price of approximately $128.9 million. As of December 31, 2023, our real estate portfolio included:

●	249 industrial buildings totaling approximately 51.9 million square feet comprised our operating portfolio, which includes stabilized properties, and was 97.3% occupied (97.7% leased) with a weighted-average remaining lease term (based on square feet) of approximately 4.1 years; and
●	Seven industrial buildings totaling approximately 2.1 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

Additionally, as of December 31, 2023, we owned and managed two buildings either under construction or in the pre-construction phase totaling approximately 0.2 million square feet. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

We also own an 8.0% minority interest in a joint venture partnership (the “BTC II B Partnership”), through which we co-own five properties that were part of the original Build-to-Core Industrial Partnership II LP (the “BTC II Partnership” and, collectively with the BTC II B Partnership, the “BTC Partnerships”) portfolio. As of December 31, 2023, we owned and managed two industrial buildings totaling approximately 0.8 million square feet and three buildings that were either under construction or in the pre-construction phase totaling approximately 1.0 million square feet. Unless otherwise noted, these buildings are excluded from the presentation of our portfolio data herein.

We have elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2017, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We presently intend to operate on a perpetual basis and offer shares continuously through our ongoing securities offerings. Therefore, our share redemption program will likely be the only way for our stockholders to dispose of their shares. However, in the future we may also consider various liquidity events and, given that our investment strategy is focused on a single asset class, it is possible that an opportunity to execute a liquidity event could arise. There can be no assurance that we will ever seek to effect, or be successful in effecting, a liquidity event. Our charter does not require us to pursue a liquidity event or any transaction to provide liquidity to our stockholders.

Our office is located at One Tabor Center, 1200 Seventeenth Street, Suite 2900, Denver, Colorado 80202, and our main telephone number is (303) 339-3650.

Our Operating Partnership

Our Advisor owns 20,000 shares of our Class I-R common stock, which were originally purchased by our former advisor for $200,000 in connection with our formation. We contributed the $200,000 that we received from that initial investment to the Operating Partnership in exchange for 20,000 OP Units, which represent our ownership interest as the general partner of the Operating Partnership. We have contributed, and expect to continue to contribute, the proceeds from this offering to the Operating Partnership in exchange for partnership interests in the Operating Partnership (“OP Units”), which represent our ownership interest as a limited partner of the Operating Partnership. AIREIT Incentive Fee LP, a wholly owned subsidiary of our Advisor, owns 1,000 Special Units. The holders of OP Units (other than us) generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

DST Program

We, through the Operating Partnership, have a program to raise capital in private placements exempt from registration under Section 506(b) of the Securities Act through the sale of beneficial interests (such interests, “DST Interests”) in specific Delaware statutory trusts (each, a “DST”) holding real properties, including properties currently indirectly owned by the Operating Partnership (the “DST Program”).

Under the DST Program, each private placement will offer DST Interests in one or more real properties placed into one or more DSTs by the Operating Partnership or its affiliates (each, a “DST Property” and together the “DST Properties”). We anticipate that these interests may serve as replacement properties for investors seeking to complete like kind exchange transactions (each, a “Section 1031 Exchange”) under Section 1031 of the Internal Revenue Code of 1986, as amended (the “Code”). Any property the interests in which are sold to investors pursuant to such private placements will be leased back by the DST that owns such property to an indirect wholly owned subsidiary of the Operating Partnership on a long-term basis of up to 29 years. The lease agreements are expected to be fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership will retain a fair market value purchase option (the “FMV Option”) giving it the right, but not the obligation, to acquire the DST Interests from the investors at a later time in exchange for partnership interests in the Operating Partnership (“OP Units”).

We expect that the DST Program will give us the opportunity to expand and diversify our capital raising strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete Section 1031 Exchanges. We expect to use the net proceeds of these private placements to make investments in accordance with our investment strategy and policies, to provide liquidity to our investors and for general corporate purposes (which may include repayment of our debt or any other corporate purposes we deem appropriate). The specific amounts of the net proceeds that are used for such purposes, and the priority of such uses, will depend on the amount and timing of receipts of such proceeds and what we deem to be the best use of such proceeds at such time.

In connection with the DST Program, Ares Industrial Real Estate Exchange LLC (“AIREX”), a wholly owned subsidiary of our “taxable REIT subsidiary” (“TRS”) that is wholly owned by the Operating Partnership, has entered into a dealer manager agreement with our Dealer Manager. Pursuant to the dealer manager agreement, the Dealer Manager agreed to conduct the private placements of up to $2.5 billion in DST Interests. AIREX Manager LLC (the “DST Manager”), a wholly owned subsidiary of our Operating Partnership, will act, directly or through a wholly owned subsidiary, as the manager of each DST holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to AIREX Advisor LLC (the “DST Advisor”), an affiliate of the Advisor.

As part of the DST Program, an affiliate of ours provides loans (“DST Program Loans”) of no more than 50% of the purchase price to certain DST Program investors who acquire DST Interests. DST Program Loans are secured by DST Interests acquired using the DST Program Loans, and are non-recourse to the borrowing DST Program investor subject to commercially customary recourse carveouts.

Net Asset Value Calculation and Valuation Procedures

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our NAV is calculated monthly based on the net asset values of our investments, the addition of any other assets and the deduction of any other liabilities. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., “Altus Group” or our “Independent Valuation Advisor”, a valuation firm, with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, and helping us administer the real property valuation and review process. Estimates of the fair values of certain of our other assets, debt, and other liabilities are determined by our Advisor or other suitable pricing sources.

Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS Fund Services, Inc., “ALPS” or “NAV Accountant,” a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.

As a public company, we are required to issue financial statements generally based on historical cost, although we may elect a fair value option for reporting certain of our financial assets and liabilities, in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value. NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV differs from GAAP. As a result, our NAV should not be considered equivalent to stockholders’ equity or any other GAAP measure. See “Net Asset Value Calculation and Valuation Procedures” for more details regarding our NAV per share calculations.

For more information about our valuation procedures and our historical NAV calculations, and before making an investment decision, you should carefully review the information set forth under Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Net Asset Value Per Share” in our Annual Report on Form 10-K for the year ended December 31, 2023 and our valuation procedures attached as Exhibit 99.3 to our Current Report on Form 8-K filed on August 6, 2024, in each case as the same is updated from time to time by our subsequent filings under the Exchange Act, including our future filings, which are incorporated by reference into this prospectus.

Terms of the Offering

We are offering up to $3,100,000,000 in any combination of three classes of shares of our common stock, Class T-R shares, Class D-R shares and Class I-R shares. The share classes have no upfront selling commissions and dealer manager fees when sold pursuant to the Plan, but Class T-R and Class D-R shares are subject to ongoing distribution fees. The per share purchase price will vary and will generally equal our most recently disclosed NAV per share, as determined monthly. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share.

Class T-R shares, Class D-R shares and Class I-R shares have no upfront selling commissions and dealer manager fees when sold pursuant to the Plan, but Class T-R and Class D-R shares are subject to ongoing class-specific distribution fees that are generally paid to the broker dealer that was the broker dealer of record at the time the investor elected to participate in the Plan. Subject to FINRA limitations on underwriting compensation and certain other limitations, the ongoing distribution fee for each class is an annual amount equal to the percentage of our aggregate NAV for such share class set forth below.

	Class T-R	Class D-R	Class I-R
Ongoing Distribution Fee	0.85%	0.25%	None

The ongoing distribution fees listed above are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to our valuation procedures, the class-specific fee allocations may lower the net asset value of a share class. Therefore, as a result of the different ongoing fees allocable to each share class, each share class could have a different NAV per share. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class.

We will cease paying the distribution fees with respect to individual Class T-R and Class D-R shares when they are no longer outstanding, including as a result of conversion to Class I-R shares. Each Class T-R or Class D-R share held within a stockholder’s account shall automatically and without any action on the part of the holder thereof convert into a number of Class I-R shares at the Applicable Conversion Rate (as defined below) on the earliest of (a) a listing of any shares of our common stock on a national securities exchange, (b) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets and (c) the end of the month in which the Dealer Manager in conjunction with our transfer agent determines that the total upfront selling commissions, upfront dealer manager fees and ongoing distribution fees paid with respect to all shares of such class held by such stockholder within such account (including shares purchased through a distribution reinvestment plan or received as stock dividends) equals or exceeds 8.5% of the aggregate purchase price of all shares of such class held by such stockholder within such account and purchased in a primary offering (i.e., an offering other than a distribution reinvestment plan). We cannot predict if or when this will occur.

In addition, after termination of a primary offering registered under the Securities Act, each Class T-R or Class D-R share sold in that primary offering, each Class T-R or Class D-R share sold under a distribution reinvestment plan pursuant to the same registration statement that was used for that primary offering, and each Class T-R or Class D-R share received as a stock dividend with respect to such shares sold in such primary offering or distribution reinvestment plan, shall automatically and without any action on the part of the holder thereof convert into a number of Class I-R shares at the Applicable Conversion Rate, at the end of the month in which we, with the assistance of the Dealer Manager, determine that all underwriting compensation paid or incurred with respect to the offerings covered by that registered statement from all sources, determined pursuant to the rules and guidance of FINRA, would be in excess of 10% of the aggregate purchase price of all shares sold for our account through that primary offering.

As used above, the “Applicable Conversion Rate” means (a) with respect to Class T-R shares, a ratio whereby the numerator is the most recently disclosed monthly Class T-R NAV per share and the denominator is the most recently disclosed monthly Class I-R NAV per share and (b) with respect to Class D-R shares, a ratio whereby the numerator is the most recently disclosed monthly Class D-R NAV per share and the denominator is the most recently disclosed monthly Class I-R NAV per share. For each class of shares, the NAV per share shall be calculated as described in the most recent valuation procedures approved by our board of directors. Because we currently expect to allocate ongoing distribution fee expenses to our Class T-R and Class D-R shares through their distributions, and not through their NAV per share, we currently expect the Applicable Conversion Rate to remain 1:1 for our Class T-R and Class D-R shares.

Our NAV per share and transaction price per share will be made available on our toll-free, automated line, (888) 310-9352, and in a Current Report on Form 8-K that will be available at www.sec.gov.

Our board of directors may amend, suspend or terminate the Plan for any reason by providing 10 days’ notice to Participants.

Distribution Reinvestment Plan

This prospectus describes our Plan pursuant to which you may have the dividends and other distributions you receive reinvested in shares of our common stock. Regardless of your participation in our Plan, you will be taxed on your distributions to the extent that they constitute taxable income. Thus, if you participate in the Plan, you may incur a tax liability without receiving cash distributions to pay such liability.

Use of Proceeds

The proceeds raised pursuant to the Plan will be used for general corporate purposes, including, but not limited to, investing in real properties, real estate-related debt and securities, paying fees and other costs, repaying debt and funding for our share redemption program.

Incorporation by Reference

The registration statement of which this prospectus is a part incorporates by reference our Annual Report on Form 10-K for the year ended December 31, 2023, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024 and June 30, 2024, our Registration Statement on Form 8-A describing our common stock, our Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 10, 2024, certain Current Reports on Form 8-K filed with the Commission as well as all future documents we file with the Commission pursuant to certain sections of the Exchange Act. These documents contain important information about us which supplements the information in this prospectus. See “Incorporation of Certain Information by Reference.”

Risk Factors

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in the documents incorporated by reference herein, including the specific risks described under the caption “Risk Factors” under Item 1A of Part I of our Annual Report on Form 10-K and in Item 1A of Part II of our Quarterly Reports on Form 10-Q, as the same may be updated from time to time by our filings under the Exchange Act. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occurs, our business, financial condition and results of operation could be materially and adversely affected. If this were to happen, you may lose part or all of your investment.

Use of Proceeds

The proceeds raised pursuant to the Plan will be used for general corporate purposes, including, but not limited to, funding our share redemption program, investing in real properties and real estate-related debt and securities, paying fees and other costs and repaying debt. We cannot predict with any certainty how much of the Plan proceeds will be used for any of the above purposes, and we have no basis for estimating the number of shares that will be sold.

We will pay actual expenses incurred in connection with registering and offering Class T-R shares, Class D-R shares and Class I-R shares sold pursuant to the Plan, including but not limited to legal fees, printing expenses, mailing costs, fees paid to our Plan Administrator (as defined below), and Commission and blue sky registration fees.

Summary of Our Fifth Amended And Restated
Distribution Reinvestment Plan

The description below is intended to be a summary of certain material aspects of the Plan. See Appendix A to this prospectus for the complete Plan document.

Purpose of the Plan

Our Plan allows you to have your cash distributions attributable to the class of shares owned automatically reinvested in additional shares of the same class. A copy of our Plan is included as Appendix A to this prospectus. The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equal to the transaction price for such shares in effect on the distribution date. However, our board of directors may determine, in its sole discretion, to have any particular distribution paid in cash without notice to Participants, without suspending the Plan and without affecting the future operation of the Plan with respect to the Participants. The share classes have no upfront selling commissions and dealer manager fees when sold pursuant to the Plan, but Class T-R and Class D-R shares are subject to ongoing distribution fees.

Plan Eligibility

Provided you meet the suitability standards and can make the other representations and warranties as set forth in our most recent applicable prospectus or subscription agreement, enrollment form or other authorization form, all of our stockholders are eligible to participate in our Plan except for restrictions imposed by us in order to comply with the securities laws of various jurisdictions. We may elect to deny your participation in this plan if you reside in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes your participation impracticable or inadvisable.

Enrollment

Participation in the Plan will begin with the next distribution payable after acceptance of your enrollment or authorization. Shares of our common stock will be purchased under the Plan on the date that dividends and distributions are paid by us or our Operating Partnership, as the case may be. We intend to pay distributions on a monthly basis, but we reserve the right to adjust the periods during which distributions accrue and are paid.

You may elect to participate in the Plan by completing an enrollment form or any other appropriate authorization form as may be available from us or the Operating Partnership or by other written notice to our Plan administrator, SS&C GIDS, Inc. (the “Plan Administrator”). Your enrollment form must be received by the Plan Administrator at the address noted below. Send enrollment forms to the Plan Administrator at:

For regular mail: Ares Industrial Real Estate Income Trust c/o SS&C GIDS, Inc. PO Box 219079 Kansas City, Missouri 64121-9079	For overnight deliveries: Ares Industrial Real Estate Income Trust c/o SS&C GIDS, Inc. 430 West 7th Street, Suite 219079 Kansas City, Missouri 64105	Via Facsimile (816) 701-5995

Please include your account number or social security number on all correspondence. Also, please include a telephone number where you can be reached during business hours. You must agree that if you fail to meet the then current suitability requirements for making an investment in us or cannot make the other representations or warranties set forth in this prospectus, subscription agreement, enrollment form or other authorization form, you will promptly so notify us in writing at the address noted above.

Distributions

We intend to make distributions on a monthly basis following the end of each calendar month. We intend to use monthly record dates and, thus, monthly distribution accruals. However, we reserve the right to adjust the periods during which distributions accrue and are paid. Each year, we must make distributions, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to the sum of 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, 90% of our after-tax net income, if any, from foreclosure property, minus the sum of certain items of non-cash income.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute with respect to each year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for such year, and any undistributed taxable income from prior periods, we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. See “Material U.S. Federal Income Tax Considerations—Distribution Requirements.” Distributions will be authorized at the discretion of our board of directors, and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board. Our board of directors’ discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, and because our board may take various factors into consideration in setting distributions, distributions may not reflect our income earned in any particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. We are authorized to borrow money, issue new securities or sell assets in order to make distributions. There are no restrictions on the ability of our Operating Partnership to transfer funds to us. The use of sources other than cash flows from operating activities to fund distributions and the ultimate repayment of any liabilities incurred, as well as the payment of distributions in excess of our funds from operations could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and potentially reduce your overall return and adversely impact and dilute the value of your investment in shares of our common stock, which would be reflected when we establish an estimated per share value of each class of our common stock.

Purchase Price of the Shares

The per share purchase price for shares purchased pursuant to the Plan will be equal to the transaction price for such shares in effect on the distribution date, which will generally be the most recently disclosed monthly NAV for such shares. Although the transaction price for shares of the Company’s common stock will generally be based on the most recently disclosed monthly NAV per share, the NAV per share of such stock as of the date on which a Participant’s purchase is settled may be significantly different. The Company may offer shares at a price that it believes reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share, including by updating a previously disclosed transaction price, in cases where the Company believes there has been a material change (positive or negative) to its NAV per share relative to the most recently disclosed monthly NAV per share.

Our board of directors may determine, in its sole discretion, to have any distributions paid in cash without notice to Participants, without suspending the Plan and without affecting the future operation of the plan with respect to Participants. Stockholders will not pay selling commissions when purchasing shares pursuant to the Plan. You may also purchase fractional shares so that 100% of the distributions will be used to acquire shares. However, you will not be able to acquire shares to the extent that any such purchase would cause you to exceed aggregate share ownership limits or the common share ownership limits as set forth in our charter or otherwise would cause a violation of the share ownership restrictions set forth in our charter.

We may distribute shares in connection with the Plan using shares registered with the Commission for use in the Plan or pursuant to an applicable exemption from such registration requirements.

When Shares Will Be Purchased

Shares will be purchased for you under the Plan on the payment date for the distribution used to purchase the shares. We intend to pay distributions on a monthly basis, but we reserve the right to adjust the periods during which distributions accrue and are paid.

Cost of Participating in the Program

We will not charge you any brokerage commissions or service charges when purchasing shares under the Plan.

Plan Administrator

SS&C GIDS, Inc. is the Plan Administrator and, as such, administers the Plan, keeps records, sends statements of account to each Participant, and performs other duties related to the Plan. Shares purchased under the Plan will be registered in the name of the Plan Administrator, or its nominee, and the Plan Administrator will maintain an individual account for you to record your interests in the Plan.

We, in conjunction with the Plan Administrator, may adopt rules and regulations to facilitate the administration of the Plan. We reserve the right to interpret the provisions of the Plan, and any rules and regulations adopted in accordance therewith, in our sole discretion. The determination of any matter with respect to the Plan made by us in good faith shall be final and conclusive and binding on the Plan Administrator and all Participants. The Plan Administrator currently acts as our registrar and as the transfer agent for our common stock and may have other business relationships with us from time to time. The Plan Administrator may be reached as shown below:

For regular mail: Ares Industrial Real Estate Income Trust c/o SS&C GIDS, Inc. PO Box 219079 Kansas City, Missouri 64121-9079	For overnight deliveries: Ares Industrial Real Estate Income Trust c/o SS&C GIDS, Inc. 430 West 7th Street, Suite 219079 Kansas City, Missouri 64105	Via Phone (888) 310-9352

Please include your account number or social security number on all correspondence. Also, please include a telephone number where you can be reached during business hours.

Terminating Your Participation in the Plan

You may terminate participation in the Plan at any time, without penalty, by delivering a written notice to us. Such notice must be received by us at least one business day prior to a distribution date in order for your termination to be effective for such distribution date (i.e., a termination notice will be effective the day after it is received and will not affect participation in the Plan for any prior date). Any transfer of shares by you to a non-Participant will terminate participation in the Plan with respect to the transferred shares. In addition, the receipt by the Company of a request from a Participant for redemption of all of the Participant’s Shares will terminate the Participant’s participation in the Plan. Upon termination of Plan participation for any reason, distributions will be distributed to you in cash. If you choose to terminate participation in the Plan, you must terminate your entire participation in the Plan and will not be allowed to terminate in part. There are no fees associated with the termination of your participation in the Plan. If you terminate your participation in the Plan, you will be allowed to participate in the Plan again by notifying us and completing any required forms.

Amendment or Termination of the Plan

We reserve the right to amend our Plan without the consent of our stockholders; provided that the notice of any material amendment must be provided to Participants at least 10 days prior to the effective date of that amendment. Our board of directors may suspend or terminate the Plan for any reason at any time upon 10 days’ prior notice to Participants. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the Commission or (b) in a separate mailing to the Participants. Following any termination of the Plan, all subsequent distributions to stockholders would be made in cash.

Reports

Within 90 days after the end of our fiscal year, we will provide you with or cause you to be provided with an individualized report on your investment, including the purchase date(s), purchase price(s) and number of shares owned, as well as the dates of distribution payments and amounts of distributions paid to you during the prior fiscal year. In addition, we shall provide you with an individualized quarterly report at the time of each distribution payment showing the number of shares owned prior to the current distribution, the amount of the current distribution and the number of shares owned after the current distribution.

Share Certificates

The ownership of the shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.

Selling Shares Acquired Under the Plan

Any sale or transfer of shares acquired under the Plan is subject to the restrictions set forth in our charter or that we may impose on the sale of shares to protect our status as a REIT. There is no public market for the shares of our common stock, and we do not anticipate that a public market will develop. We currently have no obligation or plans to apply for listing on any public securities market. It will therefore be difficult for you to sell shares of common stock promptly or at all. Even if you were able to sell your shares of common stock, the absence of a public market may cause the price received for any shares of our common stock sold to be less than what you paid or less than your proportionate value of the assets we own. On a limited basis, you may be able to have your shares redeemed through our share redemption program. For the above reasons, you should purchase shares of our common stock, including through the Plan, only as a long-term investment.

Voting Rights of Shares Acquired Under the Plan

Shares issued to you under the Plan will be voted as you direct. As a stockholder, a proxy card will be made available to you in connection with any annual or special meeting of stockholders. This proxy will apply to all shares registered in your name, including all shares issued to you under the Plan. You may also vote your shares, including those issued to you under the Plan, in person at any annual or special meeting of stockholders.

Tax Consequences of Participation in the Plan

Stockholders

If you are a stockholder and you elect to participate in the Plan and reinvest the distributions you would otherwise receive in additional shares of our common stock, and you are subject to U.S. federal income taxation laws, you will be treated for U.S. federal income tax purposes as if you have received a dividend, to the extent of our current and accumulated earnings and profits, in an amount equal to the fair value on the relevant distribution date of the shares of the class of common stock purchased with the reinvested distributions, and will be taxed on the amount of such distribution as ordinary income to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain dividend in which event the appropriate portion of the distribution will be treated as long-term capital gain to the extent the distribution does not exceed our current and accumulated earnings and profits. The tax consequences of participating in the Plan will vary depending upon your particular circumstances and you are urged to consult your own tax advisor regarding the specific tax consequences to you of participation in the Plan.

OP Unit Holders

The Internal Revenue Service (the “IRS”) has privately ruled that persons who acquire stock at a discount to fair market value pursuant to a stock purchase and dividend reinvestment plan of a REIT will not be treated as receiving dividend income in respect of the discount unless such stockholder also participates in the reinvestment of dividends under such plan. Private letter rulings are not precedent and may not be relied upon by any taxpayer other than the taxpayer to whom the ruling is addressed. Nevertheless, such rulings often reflect the thinking of the Internal Revenue Service at the time of the ruling. Under the analysis adopted by the Internal Revenue Service in those rulings, the tax treatment of a purchase of shares under the Plan by existing holders of OP Units may differ depending on whether the holder of OP Units is also participating, in its capacity as a stockholder, in the dividend reinvestment feature of the Plan.

Holders of OP Units who elect to participate in the Plan and use their Operating Partnership distributions to acquire stock at a discount to fair market value pursuant to the Plan may be treated for federal income tax purposes as having received a distribution with respect to such stock in an amount equal to the excess, if any, of (i) the per share fair market value of the purchased shares multiplied by the number of shares (including any fractional share) purchased, plus any trading fees or service charges that we pay on your behalf, over (ii) the purchase price of such shares, taking into account any discount. As we do not expect to issue shares in the Plan at a discount, however, we do not expect that holders of OP Units will be acquiring their shares at a discount to fair market value.

The federal income tax consequences of receiving a distribution from us would be in addition to any tax consequences incurred by such holder of OP Units in connection with the receipt of a distribution from the Operating Partnership.

Tax Basis in Shares Acquired under the Plan

A Participant in the Plan will receive a tax basis in shares acquired under the Plan in an amount equal to the cash, if any, paid (or treated as having been paid) for the shares plus the amount of income that the Participant recognized as a result of its acquisition of such shares. The holding period for shares (including a fractional share) acquired under the Plan generally will begin on the day after the shares were acquired.

All material information regarding the distributions to stockholders and the effect of reinvesting the distributions, including tax consequences, will be provided to the stockholders at least annually.

Governing Law

The terms and conditions of the Plan and its operation are governed by the laws of the State of Maryland.

Contact for Answers to Questions Regarding the Plan

All inquiries regarding the Plan should be sent to:

Ares Industrial Real Estate Income Trust Inc.

c/o SS&C GIDS, Inc.
PO Box 219079
Kansas City, Missouri 64121-9079

YOU SHOULD RECOGNIZE THAT WE CANNOT ASSURE A PROFIT OR PROTECT AGAINST A LOSS ON THE SHARES PURCHASED FOR YOU UNDER THE PLAN.

Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain material U.S. federal income tax considerations associated with an investment in our common stock that may be relevant to you. The statements made in this section of the prospectus are based upon current provisions of the Code and Treasury Regulations promulgated thereunder, as currently applicable, currently published administrative positions of the IRS and judicial decisions, all of which are subject to change, either prospectively or retroactively. We cannot assure you that any changes will not modify the conclusions expressed in counsel’s opinions described herein. This summary does not address all possible tax considerations that may be material to an investor and does not constitute legal or tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to you, as a stockholder or prospective stockholder, in light of your personal circumstances, nor does it deal with particular types of stockholders that are subject to special treatment under the U.S. federal income tax laws, such as:

●	insurance companies;
●	tax-exempt organizations (except to the limited extent discussed in “-Taxation of Holders of Our Common Stock-Taxation of Tax-Exempt Stockholders” below);
●	financial institutions or broker dealers;
●	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “-Taxation of Holders of Our Common Stock-Taxation of Non-U.S. Stockholders” below);
●	U.S. expatriates;
●	persons who mark-to-market our common stock;
●	subchapter S corporations;
●	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;
●	regulated investment companies and REITs;
●	trusts and estates;
●	holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;
●	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
●	persons subject to the alternative minimum tax provisions of the Code; and
●	persons holding our common stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold shares as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

If a partnership, including any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the U.S. federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that will hold our common stock, you should consult your tax advisor regarding the U.S. federal income tax consequences of acquiring, holding and disposing of our common stock by the partnership.

The statements in this section are based on the current U.S. federal income tax laws, are for general information purposes only and are not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company

REIT Qualification

We were organized on August 12, 2014 as a Maryland corporation. We made the election to be taxed as a REIT for U.S. federal income tax purposes, beginning with our taxable year ended December 31, 2017 (by filing our U.S. federal income tax return for such year). We believe that, commencing with such taxable year, we have been organized and have operated in a manner as to qualify as a REIT for U.S. federal income tax purposes and we intend to continue to operate in accordance with the requirements for qualification as a REIT under the Code. Although we intend to operate in such manner, no assurances can be given that we will be successful in qualifying as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

Our qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels and diversity of share ownership, various qualification requirements imposed upon REITs by the Code related to our income and assets. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. While we intend to continue to operate in a manner that will allow us to qualify as a REIT, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

We may own an equity interest in one or more Subsidiary REITs. Each such Subsidiary REIT will be subject to, and must satisfy, the same requirements that we must satisfy in order to qualify as a REIT. Discussions of our qualification under the REIT rules and the consequences of a failure to so qualify also apply to each of the Subsidiary REITs.

Taxation of REITs in General

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders, provided such distribution qualifies for the deduction for dividends paid. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders. Even if we qualify as a REIT, we will be subject to U.S. federal tax in the following circumstances:

●	We will pay U.S. federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

●	We will pay income tax at the highest corporate rate on:
o	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and
o	other non-qualifying income from foreclosure property.
●	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.
●	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “-Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:
o	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by
o	a fraction intended to reflect our profitability.
●	If we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.
●	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders), would receive a credit or refund for its proportionate share of the tax we paid and would increase the adjusted basis of its shares by the excess of the amount deemed distributed over the proportionate share of the tax paid.
●	We may be subject to a 100% excise tax on transactions with any Taxable REIT Subsidiary (“TRS”) that are not conducted on an arm’s-length basis.
●	In the event we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “-Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest U.S. federal income tax rate then applicable to U.S. corporations (currently 21%) on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.
●	In the event we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.
●	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate- level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 5-year period after we acquire the asset, provided that no election is made for the transaction to be taxable on a current basis. The amount of gain on which we would pay tax is the lesser of:
o	The amount of gain that we recognize at the time of the subsequent sale or disposition, and
o	The amount of gain that we would have recognized if we had sold the asset at the time we acquired it.
●	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “-Recordkeeping Requirements.”
●	The earnings of our lower-tier entities that are C corporations, including any TRSs, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any TRS we form will be subject to federal, state and local corporate income tax on its taxable income.

We and our Subsidiary REITs could recognize deferred tax liabilities in the future. Deferred tax liabilities include, but are not limited to, tax liabilities attributable to built-in gain assets and tax liabilities attributable to taxable income for which we will not receive cash. In addition, notwithstanding their status as REITs, (i) Subsidiary REITs may have to pay certain state and local income taxes, because not all states and localities treat REITs and such subsidiaries in the same manner in which they are treated for U.S. federal income tax purposes, (ii) Subsidiary REITs will be subject to the U.S. federal income taxes applicable to REITs, as described herein, and (iii) we and/or the Subsidiary REITs also could be subject to tax in other situations and on transactions not presently contemplated.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.
2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.
3.	It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.
4.	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.
5.	At least 100 persons are beneficial owners of its shares or ownership certificates.
6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.
7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.
8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.
9.	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws.

We must meet the above requirements 1, 2, 3, 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 have applied to us beginning with our taxable year ended December 31, 2018. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit-sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

In addition, our charter contains restrictions regarding ownership and transfer of shares of our common stock that are intended to assist us in continuing to satisfy the share ownership requirements in 5 and 6 above. We are required to maintain records disclosing the actual ownership of common stock to monitor our compliance with the share ownership requirements. To do so, we are required to demand written statements each year from the record holders of certain minimum percentages of our shares in which such record holders must disclose the actual owners of the shares (i.e., the persons required to include distributions that we pay in their gross income). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of our shares and certain other information. The restrictions in our charter, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, we will not qualify as a REIT.

Effect of Subsidiary Entities

Subsidiary REITs. As discussed above, we may indirectly or directly own interests in one or more Subsidiary REITs. We believe that each such Subsidiary REIT will be organized and will operate in a manner to permit it to qualify for taxation as a REIT for U.S. federal income tax purposes from and after the effective date of its REIT election. However, if any of these Subsidiary REITs were to fail to qualify as a REIT, then (i) the Subsidiary REIT would become subject to regular U.S. corporation income tax, as described herein, see “-Failure to Qualify” below and (ii) our interest in such Subsidiary REIT would cease to be a qualifying real estate asset for purposes of the 75% asset test and would become subject to the 5% asset test, the 10% voting stock asset test and the 10% value asset test generally applicable to our ownership of securities of corporations other than REITs, qualified REIT subsidiaries and TRSs. See “-Asset Tests” below. If any of the Subsidiary REITs were to fail to qualify as a REIT, it is possible that we would not meet the 10% voting stock test and the 10% value test with respect to our indirect interest in such entity, in which event we too would fail to qualify as a REIT, unless we could avail ourselves of certain relief provisions.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS or REIT subsidiary, all of the stock of which is owned by the REIT directly and/or indirectly through other wholly-owned subsidiaries that are disregarded for tax purposes. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities and items of income, deduction and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “-Asset Tests”) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income, or engage in other activities, that would not comply with the requirements for qualification as a REIT if earned or undertaken directly by the parent REIT. Other than some activities relating to lodging and health care facilities, a TRS generally may engage in any business, including the provision of customary or non-customary services to customers of its parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as a TRS. We will not be treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us will be an asset in our hands, and we will treat the distributions paid to us from such TRS, if any, as income to the extent of the TRS’s current and accumulated earnings and payments, or, if in excess thereof, to the extent such amounts exceed our basis in the shares of the TRS. This treatment may affect our compliance with the gross income and asset tests. Because we will not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Not more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT, or the REIT’s customers, that are not conducted on an arm’s-length basis.

Rent that we receive from a TRS with respect to real property (other than health care or lodging facilities) generally will qualify as “rents from real property” for purposes of the gross income requirements applicable to REITs as described below so long as (i) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party customers and (ii) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other customers of the property for comparable space, as described in further detail below under “-Gross Income Tests-Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

●	rents from real property;
●	interest on debt secured by mortgages on real property, or on interests in real property;

●	dividends or other distributions on, and gain from the sale of, shares in other REITs (including dividends from interests in Subsidiary REITs;
●	gain from the sale of real estate assets;
●	income and gain derived from foreclosure property; and
●	income derived from the temporary investment in stock and debt instruments purchased with the proceeds from the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Any gross income from the sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests, but is subject to a special tax at a rate of 100%. In addition, income and gain from certain “hedging transactions” that we enter into to hedge indebtedness incurred, or to be incurred, to acquire or carry real estate assets, and that are clearly and timely identified as such, will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “-Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

●	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.
●	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a customer from whom we receive rent, other than a TRS.
●	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the portion of the rent that is attributable to personal property will not qualify as rents from real property.
●	Fourth, we generally must not operate or manage our real property or furnish or render services to our customers, other than certain customary services provided to tenants through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our customers, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the customers’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the customers of a property, other than through an independent contractor, subject to certain rules discussed below.

In order for the rent paid under our leases to constitute qualifying “rents from real property,” the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. The determination of whether our leases are true leases depends on an analysis of all the surrounding facts and circumstances. We intend to enter into leases that will be treated as true leases. If our leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that our Operating Partnership and its subsidiaries receive from our leases may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we might not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status unless we qualify for relief, as described below under “-Failure to Satisfy Gross Income Tests.”

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. First, rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

●	are fixed at the time the leases are entered into;
●	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and
●	conform with normal business practice.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

In addition, in order for rents that we receive to be qualifying income for purposes of the REIT gross income tests, we must not own, actually or constructively, 10% or more of the shares or the assets or net profits of any lessee (a “related party tenant”), other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. We anticipate that all of our properties will be leased to third parties which do not constitute related party customers. In addition, our charter prohibits transfers of our stock that would cause us to own, actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Accordingly, we generally do not expect to own, actually or constructively, 10% or more of any lessee.

However, because the constructive ownership rules are broad and it is not possible to continually monitor all direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to constructively own 10% or more of a lessee in a particular case.

As described above, we may own up to 100% of the shares of one or more TRSs. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a

TRS will qualify as “rents from real property” as long as (i) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (ii) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own, directly or indirectly, more than 50% of the voting power or value of the stock (a “controlled TRS”) will not be treated as “rents from real property.” If in the future we receive rent from a TRS, we will seek to comply with this or other exceptions that permit certain rents from a TRS to be treated as qualifying rents for purposes of the REIT income tests.

The rent attributable to the personal property leased in connection with the lease of a property also must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year, or the “personal property ratio.” With respect to each of our leases, we believe either that the personal property ratio will be less than 15%, or that any rent attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

We cannot furnish or render noncustomary services to the customers of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income or through a TRS. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our customers, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the customers’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the customers of a property, other than through an independent contractor or TRS, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1.0% of our income from the related property. We may own up to 100% of the shares of one or more TRSs, which may provide noncustomary services to our customers without tainting our rents from the related properties. We do not intend to perform any services other than customary ones for our lessees, unless such services are provided through independent contractors or TRSs.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (i) the rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party customer or fails to qualify for the exceptions to the related party customer rule for qualifying TRSs or (iii) we furnish noncustomary services to the customers of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from such leases would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we would be unable to satisfy either the 75% or 95% gross income test.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

●	an amount that is based on a fixed percentage or percentages of receipts or sales; and
●	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

We expect that any investments we may make in mortgage loans will generally be treated as being secured by mortgages on real property or interests in real property such that the gross interest income generated thereon qualifies for the 75% income test. However, for purposes of the income tests, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such gross interest income will not qualify under the 75% income test.

Dividends. Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests. Dividends from, and gain on the sale of interests in, any of our Subsidiary REITs will qualify for purposes of both gross income tests.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Gain from the sale of foreclosure property is not subject to the 100% tax on prohibited transactions, as described below.

Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

●	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent, on a lease of such property or on indebtedness that such property secured;
●	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and
●	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or subsequently if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

●	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;
●	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or
●	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT does not derive or receive any income.

Hedging Transactions. From time to time, we or our Operating Partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A “hedging transaction” means (i) any transaction entered into in the normal course of our or our Operating Partnership’s trade or business primarily to manage the risk of interest rate changes, price changes, or currency fluctuations with respect to borrowings made, or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test, and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we may nevertheless maintain our qualification as a REIT for that year if we are eligible for certain relief provisions. Those relief provisions are available if:

●	our failure to meet those tests is due to reasonable cause and not willful neglect; and
●	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with the requirements of certain Treasury regulations.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “-Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

●	cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;
●	U.S. government securities;
●	interests in real property, including leaseholds, and options to acquire real property and leaseholds;
●	interests in mortgage loans secured by real property;
●	stock in other REITs; and
●	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings, or through offerings of debt that have at least a five-year term.

Second, of our investments that do not qualify for purposes of the 75% asset test described above, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets. This requirement is referred to as the 5% asset test.

Third, of our investments that do not qualify for purposes of the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities, or 10% of the value of any one issuer’s outstanding securities. These requirements are known as the 10% vote test and the 10% value test, respectively.

Fourth, no more than 20% of the value of our total assets may consist of the securities of issued by one or more of our TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test. This requirement is referred to as the 25% securities test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

●	“straight debt” securities, which are defined as a written unconditional promise to pay on demand, or on a specified date, a sum certain in money if (i) the debt is not convertible, directly or indirectly, into equity, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1.0% of the issuer’s outstanding securities. However, “straight debt” securities may include debt subject to the following contingencies:
o	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% per annum, or 5% of the annual yield, or (ii) the aggregate issue price and the aggregate face amount of the issuer’s debt obligations held by us does not exceed $1 million, and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and
o	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.
●	any loan to an individual or an estate;
●	any “section 467 rental agreement,” other than an agreement with a related party customer;
●	any obligation to pay “rents from real property”;
●	certain securities issued by governmental entities;
●	any security issued by a REIT;
●	any debt instrument issued by an entity that is treated as a partnership for U.S. federal income tax purposes in which we are a partner, to the extent of our proportionate interest in the equity and debt securities of the partnership; and
●	any debt instrument issued by an entity that is treated as a partnership for U.S. federal income tax purposes and which not described in the preceding bullet points, if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “-Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We may enter into sale and repurchase agreements, pursuant to which we would nominally sell certain of our loan assets to a counterparty, and simultaneously enter into an agreement to repurchase the same assets. We believe that we would be treated for U.S. federal income tax purposes as the owner of the loan assets that are the subject of any such agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the loan assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We may make or invest in mezzanine loans. Certain of our mezzanine loans may qualify for the safe harbor contained in IRS Revenue Procedure 2003-65, pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership or limited liability company, rather than in a direct mortgage on real property, will be treated as qualifying assets for purposes of the 75% real estate asset test and the 10% vote or value test, and interest derived therefrom will be treated as qualified mortgage interest for purposes of the 75% gross income test, as described above. We may make or invest in some mezzanine loans that do not qualify for that safe harbor, and that do not qualify as “straight debt” securities or for one of the other exclusions from the definition of “securities” for purposes of the 10% value test. We intend to make such investments in such a manner as not to fail the asset and income tests described above, although no assurance can be given that the IRS will not challenge our treatment of such loans.

We expect that any investments we may make in mortgage loans will generally be treated as qualifying real estate assets. However, for purposes of the asset tests, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset. Under current law, it is not entirely clear how to determine what portion of such a loan will be treated as a real estate asset. The IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a real estate asset for purposes of the 75% asset test if the REIT treats the loan as being a qualifying real estate asset in an amount equal to the lesser of (1) the fair market value of the real property securing the loan on the date the REIT acquires the loan or (2) the fair market value of the loan.

No independent appraisals will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements.

Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

●	we satisfied the asset tests at the end of the preceding calendar quarter; and
●	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1.0% of our assets or $10 million) and (ii) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (ii) file a description of each asset causing the failure with the IRS, and (iii) pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests. However, there is no assurance that the IRS would not challenge our ability to satisfy these relief provisions.

Distribution Requirements

Each taxable year, in order to qualify as a REIT, we must make distributions, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

●	the sum of
o	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and
o	90% of our after-tax net income, if any, from foreclosure property, minus
●	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular distribution payment date after such declaration, or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the distribution before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

●85% of our REIT ordinary income for such year,

●95% of our REIT capital gain income for such year, and

●any undistributed taxable income from prior periods.

In such case we would then incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year.

If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements, and, in general, to avoid corporate income tax as well as the 4% nondeductible excise tax.

It is possible that we may not have sufficient cash to meet the distribution requirements discussed above.

This could result because of competing demands for funds, or because of timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in determining our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds, raise funds through the issuance of additional shares of common stock or, if possible, pay taxable dividends in the form of our common stock or in debt securities.

In computing our REIT taxable income, we will use the accrual method of accounting. We are required to file an annual U.S. federal income tax return, which, like other corporate returns, is subject to examination by the IRS. Because the tax law requires us to make many judgments regarding the proper treatment of a transaction or an item of income or deduction, it is possible that the IRS will challenge positions we take in computing our REIT taxable income and our distributions. Issues could arise, for example, with respect to the allocation of the purchase price of real properties between depreciable or amortizable assets and non-depreciable or non-amortizable assets such as land, and the current deductibility of fees paid to the Advisor or its affiliates. Were the IRS to successfully challenge our characterization of a transaction or determination of our REIT taxable income, we could be found to have failed to satisfy a requirement for qualification as a REIT.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for distributions paid for the earlier year. Although we may be able to avoid entity-level income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction that we take for deficiency dividends.

Prohibited Transactions

A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business, which is known as a “prohibited transaction.” We believe that none of our assets will be held primarily for sale to customers and that any sale of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor, which prevents a sale of property which is a real estate asset by a REIT from being treated as a prohibited transaction, applies if all of the following requirements are met:

●	the REIT has held the property for not less than two years;
●	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;
●	either (i) during the year in question, the REIT did not make more than seven sales of property, other than of foreclosure property, or sales to which Section 1033 of the Code applies, (ii) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, or (iii) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year; provided that the average annual sales during the three year period that includes the year of the sale does not exceed 10%;
●	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and
●	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will be able to avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Sale-Leaseback Transactions

Some of our investments may be in the form of sale-leaseback transactions. We normally intend to treat these transactions as true leases for U.S. federal income tax purposes. However, depending on the terms of any specific transaction, the IRS might take the position that the transaction is not a true lease but is more properly treated in some other manner. If such recharacterization were successful, we would not be entitled to claim the depreciation deductions available to an owner of the property. In addition, the recharacterization of one or more of these transactions might cause us to fail to satisfy the asset tests or the income tests as described above, based upon the asset we would be treated as holding or the income we would be treated as having earned, and such failure could result in our failing to qualify as a REIT. Alternatively, the amount or timing of income inclusion or the loss of depreciation deductions resulting from the recharacterization might cause us to fail to meet the distribution requirement described above for one or more taxable years, absent the availability of the deficiency dividend procedure, or might result in a larger portion of our distributions being treated as ordinary income to our stockholders.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request, on an annual basis, information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not willful neglect, and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for failures of the gross income tests and asset tests, as described in “-Gross Income Tests” and “-Asset Tests.”

If we fail to qualify as a REIT in any taxable year and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In such a case, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as dividend income which is “qualified dividend income” and which is taxed at favorable capital gain rates. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction, and stockholders taxed at individual rates may be eligible for the reduced U.S. federal income tax rate that applies to dividends received from taxable C corporations. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether, in all circumstances, we would qualify for such statutory relief.

Tax Aspects of Our Investments in Our Operating Partnership

The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in our Operating Partnership. The discussion does not cover state or local tax laws, or any U.S. federal tax laws other than income tax laws.

Classification as a Partnership

We will include in our income our distributive share of the Operating Partnership’s income and will deduct our distributive share of the Operating Partnership’s losses provided that the Operating Partnership is classified for

U.S. federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

●	is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations”; and
●	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member) for U.S. federal income tax purposes. Our Operating Partnership intends to be classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income consists of certain specified types of passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends. This exception is referred to as the “90% passive income exception.” Although we and the Operating Partnership believe and currently intend to take the position that the Operating Partnership should not be classified as a publicly traded partnership because (x) OP Units are not traded on an established securities market and (y) OP Units should not be considered readily tradable on a secondary market or the substantial equivalent thereof, no assurance can be given that the IRS will not successfully challenge that position. Even if the Operating Partnership were considered a publicly traded partnership, the Operating Partnership should not be treated as a corporation for U.S. federal income tax purposes as long as it meets the passive income exception, which requires that 90% or more of its gross income consists of “qualifying income” under section 7704(d) of the Code. In general, qualifying income includes interest, dividends, real property rents (as defined by section 856 of the Code) and gain from the sale or disposition of real property. In the event that the Operating Partnership were considered a publicly traded partnership under the PTP regulations, we expect the Operating Partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes. However, while we intend to operate the Operating Partnership in a manner to allow its gross income to consist of 90% or more qualifying income, no assurance can be given that the actual results of our operations for any taxable year will satisfy this requirement.

We have not requested, and do not intend to request, a ruling from the IRS that our Operating Partnership will be classified as a partnership for U.S. federal income tax purposes. If for any reason our Operating Partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “-Gross Income Tests” and “-Asset Tests.” In addition, any change in the Operating Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “-Distribution Requirements.” Further, items of income and deduction of the Operating Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, the Operating Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Operating Partnership’s taxable income.

Income Taxation of the Operating Partnership and its Partners

Partners, Not the Operating Partnership, Subject to Tax. A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our allocable share of the Operating Partnership’s income, gains, losses, deductions and credits for any taxable year of the Operating Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from the Operating Partnership.

Operating Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations with Respect to the Operating Partnership’s Properties. Income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. When cash is contributed to a partnership in exchange for a partnership interest, such as our contribution of cash to our operating partnership for operating units, similar rules apply to ensure that the existing partners in the partnership are charged with, or benefit from, respectively, the unrealized gain or unrealized loss associated with the partnership’s existing properties at the time of the cash contribution. In the case of a contribution of property, the amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). In the case of a contribution of cash, a book-tax difference may be created because the fair market value of the properties of the partnership on the date of the cash contribution may be higher or lower than the partnership’s adjusted tax basis in those properties. Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference.

Pursuant to section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for U.S. federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. Under applicable Treasury Regulations, partnerships are required to use a “reasonable method” for allocating items subject to section 704(c) of the Code, and several reasonable allocation methods are described therein.

Under the Operating Partnership Agreement, subject to exceptions applicable to the special limited partnership interests, depreciation or amortization deductions of the Operating Partnership generally will be allocated among the partners in accordance with their respective interests in the Operating Partnership, except to the extent that the Operating Partnership is required under section 704(c) of the Code to use a different method for allocating depreciation deductions attributable to its properties. In addition, gain or loss on the sale of a property that has been contributed to the Operating Partnership will be specially allocated to the contributing partner to the extent of any built-in gain or loss with respect to the property for U.S. federal income tax purposes. As a result of the application of section 704(c) of the Code and the Treasury Regulations thereunder, under certain circumstances we could (i) be allocated lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to us if each such property were to have a tax basis equal to its fair market value at the time of contribution and (ii) be allocated taxable gain in the event of a sale of such contributed properties in excess of our economic profit from such sale. Further, if depreciable property is contributed to a Subsidiary REIT or a TRS, depreciation deductions associated with such property will not be available to the Operating Partnership, but may instead be claimed by the Subsidiary REIT or TRS, as applicable, in calculating its REIT taxable income. These allocations may cause us to recognize taxable income in excess of cash proceeds received by us, which might adversely affect our ability to comply with the REIT distribution requirements, although we do not anticipate that this event will occur. The foregoing principles also will affect the calculation of our earnings and profits for purposes of determining the portion of our distributions that are taxable as a dividend. The allocations described in this paragraph may result in a higher portion of our distributions being taxed as a dividend than would have occurred had we purchased such properties for cash. To the extent depreciable property is contributed to a Subsidiary REIT or a TRS and subsequently sold by such Subsidiary REIT or TRS, gain or loss on the sale of such property will be taxable gain or loss of such Subsidiary REIT or TRS (and not the Operating Partnership) and thus not subject to the rules discussed above with respect to special allocations of gain or loss to partners that originally contributed such property to the Operating Partnership. In such case, we and other non-contributing partners of the Operating Partnership may indirectly bear a greater portion of gain or loss than what would otherwise be the case had the Operating Partnership (and not the Subsidiary REIT or TRS) sold such contributed property.

Basis in Operating Partnership Interest. The adjusted tax basis of our partnership interest in the Operating Partnership generally will be equal to (i) the amount of cash and the basis of any other property contributed to the Operating Partnership by us, (ii) increased by (a) our allocable share of the Operating Partnership’s income and (b) our allocable share of indebtedness of the Operating Partnership, and (iii) reduced, but not below zero, by (a) our allocable share of the Operating Partnership’s loss and (b) the amount of cash distributed to us, including constructive cash distributions resulting from a reduction in our share of indebtedness of the Operating Partnership. If the allocation of our distributive share of the Operating Partnership’s loss would reduce the adjusted tax basis of our partnership interest in the Operating Partnership below zero, the recognition of the loss will be deferred until such time as the recognition of the loss would not reduce our adjusted tax basis below zero. If a distribution from the Operating Partnership or a reduction in our share of the Operating Partnership’s liabilities would reduce our adjusted tax basis below zero, that distribution, including a constructive distribution, will constitute taxable income to us. The gain realized by us upon the receipt of any such distribution or constructive distribution would normally be characterized as capital gain, and if our partnership interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distribution would constitute long-term capital gain.

Depreciation Deductions Available to the Operating Partnership. The Operating Partnership will use a portion of contributions we make from net offering proceeds to acquire interests in properties and securities. To the extent that the Operating Partnership acquires properties or securities for cash, the Operating Partnership’s initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the Operating Partnership. The Operating Partnership expects to depreciate each depreciable property for federal income tax purposes under the alternative depreciation system of depreciation, which we refer to as “ADS.” To the extent that the Operating Partnership acquires properties in exchange for units of the Operating Partnership, the Operating Partnership’s initial basis in each such property for federal income tax purposes should be the same as the transferor’s basis in that property on the date of acquisition by the Operating Partnership. Although the law is not entirely clear, the Operating Partnership generally intends to depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. To the extent any depreciable properties are contributed by the Operating Partnership to a Subsidiary REIT or a TRS, the depreciation deductions will be claimed by the Subsidiary REIT or TRS, as applicable, in determining its REIT taxable income and will not be available to the Operating Partnership.

Sale of the Operating Partnership’s Property

Generally, any gain realized by the Operating Partnership on the sale of property held by the Operating Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by the Operating Partnership on the disposition of contributed properties will be allocated first to the partners of the Operating Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “-Tax Allocations With Respect to the Operating Partnership’s Properties.” Any remaining gain or loss recognized by the

Operating Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Operating Partnership.

Taxation of Holders of Our Common Stock

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of our common stock that for U.S. federal income tax purposes is:

●	a citizen or resident of the U.S.;
●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any of its states or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

For any taxable year for which we qualify for taxation as a REIT, amounts distributed to, and gains realized by, taxable U.S. stockholders with respect to our common stock generally will be taxed as described below. For a summary of the U.S. federal income tax treatment of distributions reinvested in additional shares of common stock pursuant to our Plan see “Summary of Our Fifth Amended and Restated Distribution Reinvestment Plan – Tax Consequences of Participation in the Plan.”

Distributions on Our Common Stock. As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account, as ordinary income, distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction which is generally available to stockholders that are corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the reduced tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is currently 20% plus a 3.8% “Medicare tax” surcharge. The maximum tax rate on qualified dividend income is lower than the maximum marginal tax rate on ordinary income for stockholders taxed at individual rates, which is currently 37% plus a 3.8% “Medicare tax” surcharge, provided however, that all such distributions (other than distributions designated as capital gain distributions and distributions traceable to distributions from a TRS), which are received by a pass-through entity or an individual, are eligible for a 20% deduction from gross income under tax laws effective January 1, 2018. This eligibility for a 20% deduction will expire as of 2025. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “Taxation of Our Company” above), our dividends generally will not be eligible for the reduced rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the reduced tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) that are attributable to dividends received by us from non-REIT corporations, such as TRSs, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. See “-Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would also receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted tax basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted tax basis of such stock. A U.S. stockholder will be required to treat a distribution that exceeds both our current and accumulated earnings and profits, and the U.S. stockholder’s adjusted tax basis in his or her stock, as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, provided that the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us, up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above.

Moreover, any “deficiency distribution” will be treated as an ordinary or capital gain distribution, as the case may be, regardless of our earnings and profits. As a result, stockholders may be required to treat as taxable some distributions that would otherwise result in a tax-free return of capital.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Dispositions of Common Stock. A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition, and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains, and reduced by any distributions that are treated as returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities, or transactions that we might undertake directly or indirectly. Moreover, we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Redemptions. A redemption of our common stock will be treated under Section 302 of the Code as a distribution that is taxable as dividend income (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as sale of our common stock (in which case the redemption will be treated in the same manner as a sale described above in “-Dispositions of Common Stock”). The redemption will satisfy such tests if it (i) is “substantially disproportionate” with respect to the holder’s interest in our stock, (ii) results in a “complete termination” of the holder’s interest in all our classes of stock, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as stock actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests of Section 302(b) of the Code described above will be satisfied with respect to any particular holder of our common stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their tax advisors to determine such tax treatment.

If a redemption of our common stock does not meet any of the three tests described above, the redemption proceeds will be treated as a distribution, as described above under “-Distributions on Our Common Stock.” Stockholders should consult with their tax advisors regarding the taxation of any particular redemption of our shares, including under our share redemption program.

Capital Gains and Losses. A taxpayer generally must hold a capital asset for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The maximum tax rate on long-term capital gain applicable to U.S. stockholders taxed at individual rates is 20% (21% in the case of U.S. stockholders that are corporations). The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

With respect to distributions that we designate as capital gain dividends, and any retained capital gain that we are deemed to distribute, we generally will designate whether such a distribution is taxable to U.S. stockholders who are taxed at individual rates, at the 20% rate or the 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non- corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Medicare Tax. Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends, interest and certain other investment income, including capital gains from the sale or other disposition of our common stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit-sharing trusts, and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). Although many investments in real estate generate UBTI, the IRS has ruled that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI.

However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt- financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of our capital stock must treat a percentage of the distributions that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the distributions. That rule potentially applies to a pension trust holding more than 10% of our capital stock, but only if:

●	the percentage of our distributions that the tax-exempt trust must treat as UBTI is at least 5%;

●	we qualify as a REIT only by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals, which allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust rather than treating the pension trust as a single individual; and

●	either:

o	one pension trust owns more than 25% of the value of our capital stock; or
o	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex. This section is only a summary of such rules. We urge non- U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and foreign income and other tax laws on the purchase, ownership and sale of our common stock, including any reporting requirements.

Distributions. A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a United States real property interest (“USRPI”), as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless:

●	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us;

●	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income; or

●	the distribution is treated as attributable to a sale of a USRPI under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), as discussed below.

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted tax basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted tax basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted tax basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. We generally are required to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. However, because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. A non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder (other than a “qualified foreign pension plan”) may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under FIRPTA. A USRPI includes certain interests in real property and stock in corporations at least 50% of the assets of which consist of interests in real property. Under FIRPTA, a non-U.S. stockholder (other than a “qualified foreign pension plan”) is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder (other than a “qualified foreign pension plan”) thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

Capital gain distributions that are attributable to our sale of real property located in the U.S. would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 21% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

Moreover, if a non-U.S. stockholder (other than a “qualified foreign pension plan”) disposes of our common stock during the 30-day period preceding a distribution payment, such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such distribution payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain. The taxation of capital gain distributions received by certain non-U.S. stockholders may, under certain circumstances, differ materially from that described above in the event that shares of our common stock are ever regularly traded on an established securities market in the U.S.

Dispositions. Non-U.S. stockholders (other than a “qualified foreign pension plan”) could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a United States real property holding corporation (“USRPHC”) during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a USRPHC. We anticipate that we will be USRPHC based on our investment strategy. However, if we are a USRPHC, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. Final Treasury regulations effective April 25, 2024 (the “Final Regulations”) modify prior tax guidance relating to the manner in which we determine whether we are a domestically controlled REIT. These regulations provide a look-through rule for our stockholders that are non-publicly traded partnerships, non-public REITs, non-public regulated investment companies, or non-public domestic C corporations owned more than 50% directly or indirectly by foreign persons (“foreign-controlled domestic corporations”) and treat “qualified foreign pension funds” and “international organizations” as foreign persons for this purpose. The look-through rule in the Final Regulations applicable to foreign controlled domestic corporations will not apply to a REIT for a period of up to ten years if the REIT is able to satisfy certain requirements during that time, including not undergoing a significant change in its ownership and not acquiring a significant amount of new U.S. real property interests, in each case since April 24, 2024, the date the Final Regulations were issued. If a REIT fails to satisfy such requirements during the ten-year period, the look-through rule in the Final Regulations will apply for purposes of determining whether such REIT is domestically controlled, beginning on the date immediately following the date of such failure. We cannot predict when we will commence being subject to such look-through rule in the Final Regulations and we may not be able to satisfy the applicable requirements for the duration of the ten-year period. Prospective investors are urged to consult with their tax advisors regarding the application and impact of these rules. No assurance can be given, however, that we are or will be a domestically-controlled REIT. Additional FIRPTA provisions may, under certain circumstances, apply to certain non-U.S. stockholders in the event that shares of our common stock are ever regularly traded on an established securities market in the U.S., which may have a material impact on such non-U.S. stockholders.

Additional FIRPTA provisions may, under certain circumstances, apply to certain non-U.S. stockholders in the event that shares of our common stock are ever regularly traded on an established securities market in the U.S., which may have a material impact on such non-U.S. stockholders.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder (other than a “qualified foreign pension plan”) would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

●	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or
●	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Redemptions. A redemption of our common stock by a non-U.S. stockholder whose income derived from the investment in shares of our common stock is not effectively connected with the conduct of a trade or business in the U.S. will be treated under Section 302 of the Code as a distribution that is taxable as dividend income (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as sale of our common stock (in which case the redemption will be treated in the same manner as a sale described above in “Dispositions”). The redemption will satisfy such tests if it (i) is “substantially disproportionate” with respect to the holder’s interest in our stock, (ii) results in a “complete termination” of the holder’s interest in all our classes of stock, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as stock actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests of Section 302(b) of the Code described above will be satisfied with respect to any particular holder of our common stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their tax advisors to determine such tax treatment.

If a redemption of our common stock does not meet any of the three tests described above, the redemption proceeds will be treated as a distribution, as described above under “-Distributions.” Non-U.S. stockholders should consult with their tax advisors regarding the taxation of any particular redemption of our shares, including under our share redemption program.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) and guidance issued by the IRS regarding the implementation of FATCA, provides that a 30% withholding tax will be imposed on distributions and the gross proceeds from a sale of shares to a foreign entity if such entity fails to satisfy certain due diligence, disclosure and reporting rules. However, under recently proposed Treasury regulations that may be relied upon pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply.

In the event of noncompliance with the FATCA requirements, or if we otherwise determine withholding is appropriate, we will withhold tax at a rate of 30% on distributions in respect of shares of our common stock and gross proceeds from the sale of shares of our common stock held by or through such foreign entities. Non-U.S. persons that are otherwise eligible for an exemption from, or a reduction of, U.S. withholding tax with respect to such distributions and sale proceeds would be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld (under FATCA or otherwise). Additional requirements and conditions may be imposed pursuant to an intergovernmental agreement (if and when entered into) between the United States and the foreign entity’s home jurisdiction. Prospective investors are urged to consult with their tax advisors regarding the application of these rules to an investment in our stock.

Conversion of Common Stock

The conversion of Class T-R shares and/or Class D-R shares into Class I-R shares will not be a taxable event to the converting stockholder or to us. The tax attributes of the Class I-R shares received upon such conversion will have the same tax attributes, including the tax basis and the holding period, as the Class T-R shares and/or Class D-R shares converted.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate, currently of 24%, with respect to distributions unless the stockholder:

●	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or
●	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of distributions made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W- 8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Statements of Share Ownership

We are required to demand annual written statements from the record holders of designated percentages of our common stock disclosing the actual owners of the shares of common stock. Any record stockholder who, upon our request, does not provide us with required information concerning actual ownership of the shares of common stock is required to include specified information relating to his or her shares of common stock in his or her U.S. federal income tax return. We also must maintain, within the Internal Revenue District in which we are required to file our U.S. federal income tax return, permanent records showing the information we have received about the actual ownership of our common stock and a list of those persons failing or refusing to comply with our demand.

Other Tax Considerations

Cost Basis Reporting

There are U.S. federal income tax information reporting rules that may apply to certain transactions in our shares. Where they apply, the “cost basis” calculated for the shares involved will be reported to the IRS and to you. For “cost basis” reporting purposes, you may identify by lot the shares that you transfer or that are redeemed, but if you do not timely notify us of your election, we will identify the shares that are transferred or redeemed on a “first in/first out” basis.

Information reporting (transfer statements) on other transactions may also be required under these rules. Transfer statements are issued between “brokers” and are not issued to the IRS or to you. Stockholders should consult their tax advisors regarding the consequences of these rules.

Tax Shelter Reporting

If a stockholder recognizes a loss with respect to the shares of (i) $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, for a holder that is an individual, S corporation, trust, or a partnership with at least one noncorporate partner, or (ii) $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, for a holder that is either a corporation or a partnership with only corporate partners, the stockholder may be required to file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review. No assurance can be given as to whether, when or in what form the U.S. federal income tax laws applicable to us and our stockholders may be changed, possibly with retroactive effect. Changes to the U.S. federal tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in shares of our common stock.

Limited Liability and Indemnification of Directors, Officers and Others

Our charter, subject to certain limitations, limits the personal liability of our directors and officers for monetary damages. The Maryland General Corporation Law permits a corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. In addition, our charter and, with respect to our directors only, indemnification agreements with each director, provide that, subject to certain limitations, we will generally indemnify our directors, our officers, the Advisor and its affiliates, and may indemnify our employees (if we have any in the future) and agents for losses they may incur by reason of their service in those capacities. We also have obtained directors and officers liability insurance. The Maryland General Corporation Law allows directors and officers to be indemnified against judgments, penalties, fines, settlements and expenses actually incurred in a proceeding unless the following can be established:

●an act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;
●the director or officer actually received an improper personal benefit in money, property or services; or
●with respect to any criminal proceeding, the director or officer had reasonable cause to believe his act or omission was unlawful.

In spite of the above provisions of the Maryland General Corporation Law, our charter and, with respect to our directors only, indemnification agreements with each director, provide that our directors, the Advisor and its affiliates will be indemnified by us for losses or liabilities suffered by them or held harmless for losses or liabilities suffered by us only if all of the following conditions are met:

●our directors, the Advisor or its affiliates have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;
●our directors, the Advisor or its affiliates were acting on our behalf or performing services for us;
●in the case of interested directors, the Advisor or its affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification;
●in the case of our independent directors, the liability or loss was not the result of gross negligence or willful misconduct by the party seeking indemnification; and
●the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

We have agreed to indemnify and hold harmless the Advisor and its affiliates performing services for us from specific claims and liabilities arising out of the performance of their obligations under the Advisory Agreement to the maximum extent permitted by law. As a result, we and our stockholders may be entitled to a more limited right of action than we would otherwise have if these indemnification rights were not included in the Advisory Agreement. Notwithstanding the foregoing, any provision of the

Maryland General Corporation Law or our organizational documents, we may not indemnify or hold harmless the Advisor, its affiliates or any of their respective officers, directors, partners or employees in any manner that would be inconsistent with the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association.

The general effect to investors of any arrangement under which any of our controlling persons, directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from our payment of premiums associated with insurance or any indemnification for which we do not have adequate insurance.

The Commission and certain other state securities regulators take the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. Indemnification of the directors, our officers, the Advisor or its affiliates will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

●there has been a successful adjudication on the merits of each count involving alleged securities law violations;
●such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or
●a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Commission and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending any lawsuits, provided that a court either:

●approves the settlement and finds that indemnification of the settlement and related costs should be made; or
●dismisses with prejudice, or there is a successful adjudication on the merits of, each count involving alleged securities law violations as to the particular indemnitee and a court approves the indemnification.

We may advance funds to directors, officers, the Advisor and its affiliates for legal expenses and other costs incurred as a result of our legal action for which indemnification is being sought only if all of the following conditions are met:

●the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the REIT;
●the party seeking such advancement has provided us with written affirmation of his good faith belief that he has met the standard of conduct necessary for indemnification;

●the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his capacity as such and a court of competent jurisdiction specifically approves such advancement; and
●the party seeking indemnification undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to us and our stockholders against the indemnified individuals.

The aforementioned charter provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

Plan of Distribution

General

We are offering up to $3,100,000,000 of shares of our common stock to our existing stockholders to be reinvested in accordance with the terms of the Plan pursuant to this prospectus. Ares Wealth Management Solutions, LLC, a registered broker-dealer related to the Advisor, is the Dealer Manager for this offering.

We are currently offering to our existing stockholders three classes of shares of our common stock pursuant to the Plan: Class T-R shares, Class D-R shares and Class I-R shares. The share classes have no upfront selling commissions and dealer manager fees when sold pursuant to the Plan, but Class T-R and Class D-R shares are subject to ongoing distribution fees. Specifically, subject to FINRA limitations on underwriting compensation and certain other limitations, we will pay the Dealer Manager a distribution fee (i) with respect to our outstanding Class T-R shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class T-R shares and (ii) with respect to our outstanding Class D-R shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D-R shares. See “Prospectus Summary — Terms of the Offering” for more information.

The per share purchase price will vary and will generally equal our most recently disclosed NAV per share, as determined monthly. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share in cases where we believe there has been a material change (positive or negative) to our NAV per share relative to the most recently disclosed monthly NAV per share.

Underwriting Compensation

Limitations on Underwriting Compensation

This offering was formerly a combined primary offering and distribution reinvestment plan offering (collectively with the offering described herein, the “Aggregate Offering”). The Dealer Manager will monitor the aggregate amount of underwriting compensation that we and the Advisor pay in connection with the Aggregate Offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules. FINRA rules also limit our total organization and offering expenses (including upfront selling commissions, bona fide due diligence expenses and other underwriting compensation) to 15% of our gross offering proceeds from the primary portion of the Aggregate Offering. After the termination of the primary offering and again after termination of the offering under the Plan, the Advisor agreed to reimburse us to the extent that total cumulative organization and offering expenses (including selling commissions, the dealer manager fee, the distribution fee and any additional underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.

We will cease paying distribution fees on the date when we, with the assistance of the Dealer Manager, determine that total underwriting compensation from any source in connection with the Aggregate Offering, determined pursuant to the rules and guidance of FINRA, would be in excess of 10% of the aggregate purchase price of all shares sold for the account of the Company through the primary portion of the Aggregate Offering before it was terminated (i.e., excluding proceeds from sales pursuant to the Plan). This limitation is intended to ensure that we satisfy the FINRA requirement that total underwriting compensation paid in connection with the Aggregate Offering does not exceed 10% of the gross proceeds of the primary portion of the Aggregate Offering. We raised approximately $1.6 billion in gross proceeds from the primary offering portion of the Aggregate Offering before the primary portion was terminated, so the maximum underwriting compensation that may be paid in connection with the Aggregate Offering is approximately $156.7 million.

Term of the Dealer Manager Agreement

Either party may terminate the dealer manager agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the dealer manager agreement.

Indemnification

Subject to certain limitations in our agreements, we have agreed to indemnify the Dealer Manager and participating broker-dealers, and the Dealer Manager and participating broker-dealers have agreed to severally indemnify us, our officers and directors against certain liabilities in connection with this offering, including liabilities arising under the Securities Act. However, the Commission and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

Offering Restrictions

NOTICE TO NON-U.S. INVESTORS

The shares described in this prospectus have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in this prospectus. To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of shares.

COUNTRY-SPECIFIC LEGENDS

Notice to Prospective Investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus and any offer of the securities hereunder are being distributed only to, and are directed only at, investors listed in the first addendum to the Israeli Securities Law (the “ISA Addendum”), consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the ISA Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the ISA Addendum, for the accounts of their clients who are investors listed in the ISA Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the ISA Addendum, are aware of the meaning of the same and agree to it.

Legal Matters

The legality of the shares of our common stock being offered hereby has been passed upon for us by Ballard Spahr. The statements relating to certain federal income tax matters under the caption “Material U.S. Federal Income Tax Considerations” have been reviewed by and our qualification as a REIT for federal income tax purposes and the partnership status of the Operating Partnership for federal income tax purposes has been passed upon by Morrison & Foerster LLP.

Experts

The consolidated financial statements of Ares Industrial Real Estate Income Trust Inc. and subsidiaries as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, have been incorporated by reference herein, in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statements included in this prospectus under the caption “Prospectus Summary—Net Asset Value Calculation and Valuation Procedures” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions, have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this prospectus or incorporated by reference herein upon the authority of said firm as experts in property valuations.

Incorporation of Certain Documents by Reference

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. Any reports filed by us with the Commission after the date of this prospectus and before the date that this offering is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. The following documents filed with the Commission are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with Commission rules:

●	our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on March 8, 2024;
●	our Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 10, 2024;
●	our Quarterly Reports on Form 10-Q filed with the Commission on May 10, 2024 and August 12, 2024;
●	our Current Reports on Form 8-K, filed with the Commission on January 16, 2024, February 15, 2024, March 15, 2024, April 15, 2024, May 3, 2024, May 16, 2024, May 16, 2024, June 14, 2024, July 8, 2024, July 16, 2024, August 6, 2024 and August 15, 2024; and
●	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the Commission on March 5, 2019.

All documents filed by Ares Industrial Real Estate Income Trust Inc. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of this offering of the securities made hereby shall be deemed to be incorporated by reference into this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at Ares Industrial Real Estate Income Trust Inc., Investor Relations, One Tabor Center, 1200 Seventeenth Street, Suite 2900, Denver, Colorado 80202, Telephone: (303) 228-2200. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Where You Can Find Additional Information

We are subject to the information requirements of the Exchange Act. Therefore, we file reports and other information with the Commission. In addition, stockholders will receive annual reports containing audited financial statements with a report thereon by our independent certified public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year. This prospectus does not contain all information set forth in the Registration Statement and exhibits thereto which we have filed with the Commission under the Securities Act and to which reference is hereby made. We file information electronically with the Commission, and the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including Ares Industrial Real Estate Income Trust Inc.) that file electronically with the Commission. The address of the Commission’s web site is www.sec.gov.

Within 120 days after the end of each fiscal year we will provide to our stockholders of record an annual report. The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to stockholders.

We also maintain an internet site at areswmsresources.com/investment-solutions/AIREIT, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.

APPENDIX A

FIFTH AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

This FIFTH AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN (the “Plan”) is adopted by Ares Industrial Real Estate Income Trust Inc., a Maryland corporation (the “Company” or “AIREIT”) pursuant to its charter (the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1.	Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who elect to participate in the Plan, the Company will apply all cash dividends and other cash distributions declared and paid in respect of the shares of the Company’s common stock (the “Shares”) held by each participating Stockholder (the “Dividends”), including Dividends paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such participating Stockholder to which such Dividends are attributable.

Additionally, as agent for the holders of partnership units (the “OP Units”) of AIREIT Operating Partnership LP (the “Partnership”) who acquire such OP Units as a result of any transaction of the Partnership, and who elect to participate in the Plan (together with the participating Stockholders, the “Participants”), the Partnership will apply all distributions declared and paid in respect of the OP Units held by each Participant (the “Distributions”), including Distributions paid with respect to any full or fractional OP Units, to the purchase of Shares having the same class designation as the applicable class of OP Units for such Participant to which such Distributions are attributable.

2.	Effective Date. The effective date of this Plan is August 2, 2024.
3.	Procedure for Participation. Any Stockholder or holder of OP Units who has received a prospectus for an offering of Shares pursuant to the Plan may become a Participant by noting such election on their subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company, the Partnership, the Dealer Manager or a participating broker dealer. Participation in the Plan will begin with the next Dividend or Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Dividends or Distributions are paid by the Company or the Partnership, as the case may be. The Company may elect to deny participation in the Plan with respect to a Stockholder or holder of OP Units that resides in a jurisdiction or foreign country where, in the Company’s judgment, the burden or expense of compliance with applicable securities laws makes participation impracticable or inadvisable.

4.	Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth and investment concentration standards set forth in the Company’s most recent applicable prospectus, or if the Participant cannot make the other representations or warranties as set forth in the Company’s most recent applicable prospectus or offering memorandum, subscription agreement, enrollment form or other authorization form.

5.	Purchase of Shares.

(a)	Participants will acquire Shares under this Plan (the “Plan Shares”) from the Company at a price equal to the transaction price (the “Transaction Price”) in effect on the distribution date, which will generally be the most recently disclosed monthly net asset value (“NAV”) per Share applicable to the class of Shares purchased by the Participant. Although the Transaction Price for Shares of the Company’s common stock will generally be based on the most recently disclosed monthly NAV per share, the NAV per share of such stock as of the date on which a Participant’s purchase is settled may be significantly different. The Company may offer Shares at a price that it believes reflects the NAV per share of such stock more appropriately than the most recently disclosed monthly NAV per share, including by updating a previously disclosed Transaction Price, in cases where the Company believes there has been a material change (positive or negative) to its NAV per Share relative to the most recently disclosed monthly NAV per Share. No selling commissions will be payable with respect to Shares purchased pursuant to this Plan. Participants in the Plan may also purchase fractional Shares so that 100% of the Dividends or Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares to the extent that any such purchase would cause such Participant to exceed the Aggregate Share Ownership Limit or the Common Share Ownership Limit as set forth in the Charter or otherwise would cause a violation of the Share ownership restrictions set forth in the Charter.

(b)	Shares to be distributed by the Company in connection with the Plan will be offered and sold by the Company in an offering registered under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an applicable exemption from such registration requirements.

6.	Distributions in Cash. Notwithstanding anything herein to the contrary, the Company’s board of directors, in its sole discretion, may elect to have any particular Dividend or Distribution paid in cash, without notice to Participants, without suspending this Plan and without affecting the future operation of the Plan with respect to Participants.

7.	Taxes. IT IS UNDERSTOOD THAT REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY WHICH MAY BE PAYABLE ON THE DIVIDENDS AND DISTRIBUTIONS. ADDITIONAL INFORMATION REGARDING POTENTIAL PARTICIPANT INCOME TAX LIABILITY MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”).

8.	Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.

9.	Reports. Within 90 days after the end of the Company’s fiscal year, the Company shall provide, or cause to be provided, to each Stockholder an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Dividend and/or Distribution payments and amounts of Dividends and/or Distributions paid during the prior fiscal year. In addition, the Company shall provide or cause to be provided to each Participant an individualized quarterly report showing the number of Shares owned prior to and after the quarter, the amount of the Dividends and/or Distributions paid and reinvested for the quarter and the per share purchase price for the Shares issued pursuant to the Plan.

10.	Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering to the Company a written notice. Such notice must be received by the Company at least one business day prior to a distribution date in order for a Participant’s termination to be effective for such distribution date (i.e., a termination notice will be effective the day after it is received and will not affect participation in the Plan for any prior date). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. In addition, the receipt by the Company of a request from a Participant for redemption of all of the Participant’s Shares will terminate the Participant’s participation in the Plan. A Participant who chooses to terminate participation in the Plan must terminate his or her entire participation in the Plan and will not be allowed to terminate in part. There are no fees associated with a Participant’s termination of his or her participation in the Plan. A Participant in the Plan who terminates his or her participation in the Plan will be allowed to participate in the Plan again by notifying the Company and completing any required forms, including an acknowledgment that the then-current version of the prospectus or private placement memorandum or a separate current prospectus or private placement memorandum relating solely to the Plan, as applicable, has been delivered or made available to the Participant. If the Company intends to list the Shares on a national stock exchange the Plan may be terminated and any balance in a terminating Participant’s account that does not reflect a whole number of Shares will be distributed to the terminating Participant in cash. From and after termination of Plan participation for any reason, Dividends and/or Distributions will be distributed to the Stockholder or holder of OP Units in cash.

11.	Amendment or Termination of Plan by the Company. The Board of Directors may amend the Plan; provided that notice of any material amendment must be provided to participants at least 10 days prior to the effective date of that amendment. The Board of Directors may suspend or terminate the Plan for any reason upon 10 days’ notice to the Participants. The Company may provide notice under this Section 11 by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the Commission or (b) in a separate mailing to the Participants.

12.	Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; or (b) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the Commission and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

13.	Governing Law. The terms and conditions of the Plan and its operation are governed by the laws of the State of Maryland.

We have not authorized any dealer, salesperson or other individual to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

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Page

Suitability Standardsi

Cautionary Note Regarding Forward-Looking Statements1

Prospectus Summary3

Risk Factors9

Use of Proceeds10

Summary of Our Fifth Amended and RestatedDistribution Reinvestment Plan11

Material U.S. Federal Income Tax Considerations17

Limited Liability and Indemnification

of Directors, Officers and Others50

Plan of Distribution53

Legal Matters55

Experts55

Incorporation of Certain Documents by Reference55

Where You Can Find Additional Information56

Appendix A – Fifth Amended and Restated Distribution

Reinvestment PlanA-1

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Our shares are not FDIC insured, may lose value and
are not bank guaranteed.

Ares Industrial Real Estate Income Trust Inc.

Maximum Offering of

$3,100,000,000

of Common Stock

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PROSPECTUS

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SEPTEMBER 4, 2024